UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response... 10.4

SCHEDULE 13G

(Rule 13d-102)

INFORAMTION TO BE INCLUDED IN STATEMENS FILED PURSUANT TO RULES 13d-1(b), (c), and (d) AND AMENDEMNTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No.                         )*

NATIONAL INVESTMENT MANAGERS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63654V108

(CUSIP Number)

November 30, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons: Woodside Capital Partners IV, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, United States of America
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 2,610,098 [1]
6 Shared Voting Power 0
7 Sole Dispositive Power 2,610,098 [1]
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,610,098 [1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares N/A
11	Percent of Class Represented by Amount in Row (9) 6.97%[2]
12	Type of Reporting Person (See Instructions) OO (limited liability company)

_________________________

1  Includes 2,610,098 shares of the Issuer’s common stock, par value $0.001 per share, subject to a warrant exercisable within 60 days of November 30, 2007.

2  This percentage is calculated based upon 34,860,761 shares of the Issuer’s common stock outstanding as of November 30, 2007. The Issuer’s Form 10-QSB for the quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 14, 2007, reported 28,189,620 shares of Issuer’s common stock outstanding as of November 13, 2007, and the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 4, 2007 reported the issuance of 6,671,141 shares of the Issuer’s common stock on November 30, 2007, for an aggregate total of 34,860,761 shares of the Issuer’s common stock outstanding.

1	Names of Reporting Persons: Woodside Capital Partners IV QP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, United States of America
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 3,132,691 [1]
6 Shared Voting Power 0
7 Sole Dispositive Power 3,132,691 [1]
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,132,691 [1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares N/A
11	Percent of Class Represented by Amount in Row (9) 8.25%[2]
12	Type of Reporting Person (See Instructions) OO (limited liability company)

_________________________

1  Includes 3,132,691 shares of the Issuer’s common stock, par value $0.001 per share, subject to a warrant exercisable within 60 days of November 30, 2007.

2  This percentage is calculated based upon 34,860,761 shares of the Issuer’s common stock outstanding as of November 30, 2007. The Issuer’s Form 10-QSB for the quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 14, 2007, reported 28,189,620 shares of Issuer’s common stock outstanding as of November 13, 2007, and the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 4, 2007 reported the issuance of 6,671,141 shares of the Issuer’s common stock on November 30, 2007, for an aggregate total of 34,860,761 shares of the Issuer’s common stock outstanding.

1	Names of Reporting Persons: Woodside Opportunity Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, United States of America
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 5,742,789[1]
6 Shared Voting Power 5,742,789 [1]
7 Sole Dispositive Power 5,742,789 [1]
8 Shared Dispositive Power 5,742,789 [1]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,742,789
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares N/A
11	Percent of Class Represented by Amount in Row (9) 14.14%[2]
12	Type of Reporting Person (See Instructions) OO (limited liability company)

_________________________

1  Includes 5,742,789 shares of the Issuer’s common stock, par value $0.001 per share, subject to a warrant exercisable within 60 days of November 30, 2007.

2  This percentage is calculated based upon 34,860,761 shares of the Issuer’s common stock outstanding as of November 30, 2007. The Issuer’s Form 10-QSB for the quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 14, 2007, reported 28,189,620 shares of Issuer’s common stock outstanding as of November 13, 2007, and the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 4, 2007 reported the issuance of 6,671,141 shares of the Issuer’s common stock on November 30, 2007, for an aggregate total of 34,860,761 shares of the Issuer’s common stock outstanding.

1	Names of Reporting Persons: Woodside Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Massachusetts, United States of America
Number Of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 5,742,789[1]
6 Shared Voting Power 5,742,789 [1]
7 Sole Dispositive Power 5,742,789 [1]
8 Shared Dispositive Power 5,742,789 [1]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,742,789 [1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares N/A
11	Percent of Class Represented by Amount in Row (9) 14.14%[2]
12	Type of Reporting Person (See Instructions) OO (limited liability company)

_________________________

1  Includes 5,742,789 shares of the Issuer’s common stock, par value $0.001 per share, subject to a warrant exercisable within 60 days of November 30, 2007

2  This percentage is calculated based upon 34,860,761 shares of the Issuer’s common stock outstanding as of November 30, 2007. The Issuer’s Form 10-QSB for the quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 14, 2007, reported 28,189,620 shares of Issuer’s common stock outstanding as of November 13, 2007, and the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 4, 2007 reported the issuance of 6,671,141 shares of the Issuer’s common stock on November 30, 2007, for an aggregate total of 34,860,761 shares of the Issuer’s common stock outstanding.

Item 1.

(a)	Name of Issuer: .
National Investment Managers Inc.
(b)	Address of Issuer’s Principal Executive Offices: 545 Metro Place South, Suite 100, Dublin, Ohio 43017

Item 2.

(a)	Name of Person Filing
Woodside Capital Partners IV, LLC (“WCP”) Woodside Capital Partners IV QP, LLC (“WCPQP”) Woodside Opportunity Partners, LLC (“WOP”) Woodside Capital Management, LLC (“WCM”)
(b)	Address of Principal Business Office or, if none, Residence
25 Mall Road, Burlington, MA 01803
(c)	Citizenship WCP - Delaware, United States of America WCPQP - Delaware, United States of America WOP - Delaware, United States of America WCM - Massachusetts, United States of America
(d)	Title of Class of Securities
Common Stock, par value $0.001 per share
(e)	CUSIP Number:
63654V108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act. (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act )15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with Section 240.13d-1(b)-(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		WCP	WCPQP	WOP	WCM
(a)	Amount Beneficially Owned:	2,610,098	3,132,691	5,742,789	5,742,789
(b)	Percent of Class:	6.97%	8.25%	14.14%	14.14%
(c)	Number of shares as to which such person has:
	Sole Voting Power	2,610,098	3,132,691	5,742,789	5,742,789
	Shared Voting Power	0	0	5,742,789	5,742,789
	Sole Dispositive Power	2,610,098	3,132,691	5,742,789	5,742,789
	Shared Dispositive Power	0	0	5,742,789	5,742,789

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 10, 2007

WOODSIDE CAPITAL PARTNERS IV, LLC

By:	Woodside Opportunity Partners, LLC, its Manager
By:	Woodside Capital Management, LLC, its Manager
By:	/s/ Michael J. Niland

Name: Michael J. Niland

Title: Chief Financial Officer

WOODSIDE CAPITAL PARTNERS IV QP, LLC

By:	Woodside Opportunity Partners, LLC, its Manager
By:	Woodside Capital Management, LLC, its Manager
By:	/s/ Michael J. Niland

Name: Michael J. Niland

Title: Chief Financial Officer

WOODSIDE OPPORTUNITY PARTNERS, LLC

By:	/s/ Michael J. Niland

Name: Michael J. Niland

Title: Chief Financial Officer

WOODSIDE CAPITAL MANAGEMENT, LLC

By:	/s/ Michael J. Niland

Name: Michael J. Niland

Title: Chief Financial Officer

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of December 10, 2007, is by and among Woodside Capital Partners IV, LLC, Woodside Capital Partners IV QP, LLC, Woodside Opportunity Partners, LLC and Woodside Capital Management, LLC (collectively, the “Filers”).

Each of the Filers may be required to file with the U.S. Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock, par value $0.001 per share, of National Investment Managers Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

WOODSIDE CAPITAL PARTNERS IV, LLC

By:	Woodside Opportunity Partners, LLC, its Manager
By:	Woodside Capital Management, LLC, its Manager
By:	/s/ Michael J. Niland

Name: Michael J. Niland

Title: Chief Financial Officer

WOODSIDE CAPITAL PARTNERS IV QP, LLC

By:	Woodside Opportunity Partners, LLC, its Manager
By:	Woodside Capital Management, LLC, its Manager
By:	/s/ Michael J. Niland

Name: Michael J. Niland

Title: Chief Financial Officer

WOODSIDE OPPORTUNITY PARTNERS, LLC

By:	/s/ Michael J. Niland

Name: Michael J. Niland

Title: Chief Financial Officer

WOODSIDE CAPITAL MANAGEMENT, LLC

By:	/s/ Michael J. Niland

Name: Michael J. Niland

Title: Chief Financial Officer